SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SUMMIT WIRELESS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86633R104

(CUSIP Number)

David E. Danovitch

Sullivan and Worcester LLP

1633 Broadway, 32nd Floor

New York, NY 10019

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86633R104	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Lisa J. Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,602,346(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,602,346(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,602,346(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.65%(1)(2)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 86633R104	13D	Page 3 of 6 Pages

(1)	Includes (i) 250,000 shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”), underlying 250,000 shares of the Issuer’s Series A 8% Senior Convertible Preferred Stock and (ii) 774,929 shares underlying warrants to purchase shares of Common Stock.
(2)	The percentage set forth in row (11) is based on 23,847,341 outstanding shares of Common Stock as of October 16, 2019, as disclosed in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 16, 2019, which is part of a registration statement on Form S-3 that the Issuer filed with the SEC on August 23, 2019, relating to the offering of up to an aggregate of 2,500,000 shares of Common Stock (the “Offering”).

CUSIP No. 86633R104	13D	Page 4 of 6 Pages

EXPLANATORY NOTE

The reporting person filed a Schedule 13G on February 15, 2019 regarding the beneficial ownership of the Issuer’s securities. This Schedule 13D supersedes the reporting person’s previously filed Schedule 13G and is being filed to amend the Schedule 13G to reflect the reporting person’s acquisition of over 2% of the Company’s shares of Common Stock within the preceding 12 months.

Item 1. Security and Issuer.

This statement relates to the Common Stock of Summit Wireless Technologies, Inc. (the “Issuer”), having its principal executive office at 6840 Via Del Oro, Suite 280, San Jose, CA 95119, which shares were acquired by the reporting person in connection with the Offering.

Item 2. Identity and Background.

(a) Lisa J. Walsh

(b) c/o Summit Wireless Technologies, Inc., 6840 Via Del Oro, Suite 280, San Jose, CA 95119

(c) Lisa J. Walsh is not currently employed.

(d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Lisa J. Walsh is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person acquired 1,000,000 shares of Common Stock in a registered direct offering conducted by the Issuer on October 16, 2019, pursuant to which investors purchased shares of Common Stock at a price of $0.70 per share. The personal funds of the reporting person were the source of the funds for the purchase. No part of the purchase price paid by the reporting person was represented by funds or other consideration borrowed or otherwise obtained  for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid by the reporting person for securities purchased in the above-listed transaction is $700,000 .

Item 4. Purpose of Transaction.

The reporting person acquired the Common Stock for investment purposes. Subject to applicable legal requirements, the reporting person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on her evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the reporting person’s ownership of the Issuer’s securities, other opportunities available to the reporting person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the reporting person may dispose of all or a portion of her securities of the Issuer at any time. The reporting person reserves the right to increase or decrease her holdings on such terms and at such times as she may decide.

Except as set forth in this Item 4, the reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The reporting person intends to review her investment in the Issuer on a continuing basis. Depending on various factors, the reporting person may in the future, from time to time, dispose of some or all of the securities of the Issuer beneficially owned by her and/or acquire additional securities of the Issuer, in the open market or otherwise, or take any other actions with respect to her investment in the Issuer permitted by law, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule D.

CUSIP No. 86633R104	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) See Items 11 and 13 of the cover page, and the corresponding footnotes, for the reporting person.

(b) See Items 7 to 10 of the cover page for the reporting person and Item 2 of the Schedule 13D.

(c) The Issuer and certain holders, including the reporting person (collectively, the “Holders”), recently entered into warrant amendment and exercise agreements (the “Warrant Agreements”) with the Holders of the Issuer’s common stock purchase warrants, including the Issuer’s Series D, F, and G common stock purchase warrants (collectively, the “Warrants ”). Among other things, the Warrant Agreements lowered the exercise price of each of the Warrants to $0.80 per share (the “Reduced Exercise Price”) in order to induce the Holders to exercise their Warrants. For each Warrant exercised by a Holder at the Reduced Exercise Price, the Company agreed to reduce the exercise price of Warrants to purchase an equivalent number of shares of Common Stock to $0.79 (the “Amended Exercise Price”). Pursuant to the Warrant Agreement entered into between the Issuer and the reporting person, the reporting person exercised Warrants at the Reduced Exercise Price to purchase an aggregate of 519,827 shares of Common Stock. In addition, in connection with such exercises and pursuant to the Warrant Agreement, Warrants to purchase 519,827 shares of Common Stock held by the reporting person had their exercise prices reduced to $0.79 per share.

Additionally, pursuant to the Warrant Agreement entered into with the reporting person, the Issuer agreed to prepare and file with the SEC, as soon as practicable, but in no event later than November 4, 2019, a registration statement on Form S-3 to register all shares of Common Stock underlying all of the Warrants held by the reporting person. The Issuer received aggregate gross proceeds of approximately $1,200,000 from the transactions pursuant to the Warrant Agreements from all of the Holders.

The foregoing description of the Warrant Agreements are qualified in their entirety by reference to the full text of the form of Warrant Agreement, which will be filed as an exhibit to the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019.

(d) To the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 86633R104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2019

/s/ Lisa J. Walsh
Lisa J. Walsh